

January 2, 2014

<u>Via E-mail</u>
David Gasparine
President
Neohydro Technologies Corp.
2200 Yarbrough Avenue, Suite B 305
El Paso, Texas 79925

   Re: **Neohydro Technologies Corp.**
      Current Report on Form 8-K
      Filed August 28, 2013
      File No. 0-53669

Dear Mr. Gasparine:

   We issued a comment letter to you on the above-captioned filing on November 26, 2013. As of the date of this letter, the comments we issued remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by January 16, 2013.

   If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve any material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

   Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any questions.

        Sincerely,

         /s/ Larry Spirgel

        Larry Spirgel
        Assistant Director